October 11, 2002

Dear Stockholder:

I am pleased to advise you that Galaxy Acquisition Corp., a wholly-owned subsidiary of Borland Software Corporation, has commenced a cash tender offer to purchase all outstanding shares of Starbase common stock for $2.75 per share. The offer is conditioned upon, among other things, a minimum of a majority of the shares of Starbase common stock (including shares subject to “in the money” stock options) being tendered in the offer and not withdrawn. The offer, if completed, is to be followed by a merger in which each share of Starbase common stock not purchased in the offer will be converted into the right to receive the same amount of cash that is being paid per share in the offer.

Your board of directors has determined that the merger is fair to, and in the best interests of, the stockholders of Starbase and has recommended that the stockholders of Starbase tender their shares of Starbase common stock in the offer and vote to adopt the Merger Agreement at any meeting of Stockholders of Starbase that may be called to consider such adoption.

In arriving at its recommendation, your board of directors considered a number of factors, as described in the attached Schedule 14D-9, including the current financial condition of the Company and the written opinion of SG Cowen to your board, dated October 8, 2002, that, as of such date, and based upon and subject to the assumptions and limitations set forth in the opinion, the consideration to be received by the stockholders of Starbase in the transaction was fair from a financial point of view to such stockholders. A copy of the opinion, which sets forth the assumptions made, procedures followed and matters considered in rendering the opinion, can be found in Annex A to the attached Schedule 14D-9. You should read the opinion carefully and in its entirety.

In view of the financial difficulties facing Starbase, if the offer and the merger are not completed, Starbase will need to enter into an alternative financing transaction in order to continue to operate as a standalone entity. There can be no assurance that Starbase would be able to obtain such financing.

Enclosed are the Offer to Purchase, Letter of Transmittal and related documents. These documents set forth the terms and conditions of the offer and the merger and provide information on how to tender your Starbase shares. Attached is a Schedule 14D-9 which describes in more detail the reasons for your board’s conclusions and contains other information relating to the offer. We urge you to consider this information carefully.

Very truly yours,

James A. Harrer
Chief Executive Officer and President